Exhibit 99.3

February 7, 2023

Ms. Kelly Rentzel

Executive Vice President, General Counsel and Secretary

First Foundation Inc.

200 Crescent Court, Suite 1400

Dallas, TX 75201

Kelly,

Reference is made to your letter of even date. I will review your requests for information with Ms. Flores and Ms. Ball and respond.

With respect to interviewing Ms. Flores and Ms. Ball, I would make the same point that I made in a previous letter to Scott Kavanaugh. As you are aware, Driver Opportunity Partners I LP, a stockholder of record of First Foundation, Inc. (“FFWM” or the “Company”) nominated Ms. Flores and Ms. Ball, in accordance with FFWM’s bylaws, for election to FFWM’s board of directors (the “Board”) at FFWM’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”). FFWM’s bylaws regarding the nomination (by FFWM stockholders) of persons for election to directors do not require or contemplate that any person nominated by a FFWM stockholder be interviewed by anyone, presumably because they will be “interviewed” by FFWM’s stockholders in the context of an election of directors.

As an aside, your letter notes that “the Company would like to interview” Ms. Flores and Ms. Ball, which suggests that any such interview might not necessarily be conducted solely by independent directors, which I believe would be highly inappropriate.

Your letter also states that such interviews would be “part of [the Company’s, presumably] evaluation of . . . [Ms. Flores’ and Ms. Ball’s] qualifications and fitness to serve” on the Board. Again, FFWM’s bylaws do not require the Company or the Board (or any committee thereof) to make any determination regarding the “fitness to serve” of any person nominated by a FFWM stockholder. Not to put too fine a point on it, but FFWM stockholders will judge, by casting votes at the 2023 Annual Meeting, whether Ms. Flores and/or Ms. Ball are fit to serve as directors and any claim or implication that the Company or the Board “knows better than do the shareholders” regarding who should serve on the Board is contrary to established Delaware law. 1 As noted in Blasius, directors are but agents of stockholders and as agents cannot usurp the power of a principal to choose its agent.

In addition, there is the common sense point that I tried to make to Scott: unless there is a current or expected vacancy on the Board that the Board is looking to fill, or the nomination and corporate governance committee (the “Nominating Committee”) of the Board expects that a current member of the Board will not be renominated for (or otherwise seek) reelection at the 2023 Annual Meeting, what is the purpose of any interview? To put it in simple terms, why would someone interview for a job that has already been filled? Alternatively, why would a company interview someone for a role that is currently being filled (let’s assume to the company’s satisfaction) by someone else? I trust you understand the point that I am trying to make, which is what is the point of an interview if it is a meaningless exercise?

However, to the extent that the Nominating Committee expects there will be vacancies on the Board (or that current directors will not be renominated for election at the 2023 Annual Meeting), I am sure that I can coordinate interviews with the Nominating Committee, on the one hand, and Ms. Flores and Ms. Ball, on the other hand, after a discussion with the Nomination Committee (or any members thereof) to understand what those expectations are.

Please let me know when the Nominating Committee (or any members thereof) might be available for such a discussion.

/s/ J. Abbott R. Cooper

1 See, Blasius Indus., Inc., v. Atlas Corp., 564 A.2nd 651, 663 (Del. Ch. 1988)(noting that “the theory of our corporation law confers powers upon the directors as agents of shareholders; it does not create Platonic masters.”).

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